Alston&Bird llp
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1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
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www.alston.com

Justin R. Howard	Direct Dial: 404-881-7758	E-mail: justin.howard@alston.com

March 31, 2010

VIA EDGAR

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

Re:	AuthenTec, Inc. Soliciting Materials Filed Pursuant to Rule 14a-12 Filed March 23, 2010 File No. 001-33552

Dear Mr. Duchovny:

At the request and on behalf of our client, AuthenTec, Inc. (the “Company” or “AuthenTec”), we are responding to the comment letter, dated March 25, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Soliciting Materials Filed Pursuant to Rule 14a-12 filed on March 23, 2010 (the “Materials”).

To facilitate the Staff’s review, this letter includes each of the Staff’s numbered comments and is followed by a response.

Soliciting Materials Filed Pursuant to Rule 14a-12

Comment

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  For example, please provide support for the following:

•	Your assertion that the takeover of AuthenTec by UPEK, Inc. (“UPEK”) is potentially “inadequate.”

During December 2009 and January 2010, in connection with the exploration of a possible negotiated transaction between AuthenTec and UPEK, AuthenTec performed extensive financial and business due diligence on UPEK.  Accordingly, based on UPEK’s financial contributions to the combined enterprise, AuthenTec’s board of directors believes that a 50-50% equity split for the combined company would be inappropriate (either with or without giving effect to the $40.0 million special dividend contemplated by the UPEK proposal).  Additionally, AuthenTec’s board of directors also examined UPEK’s intellectual property, customer relationships and other non-financial operating characteristics as part of this due diligence process.  These results were also inconsistent with a 50-50% equity split.  Finally, AuthenTec’s board noted that the UPEK proposal would not provide AuthenTec’s stockholders with any incremental liquidity for their shares beyond the $40.0 million cash dividend to be paid by AuthenTec (and funded entirely using AuthenTec’s cash and short term investments).

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Office of Mergers and Acquisitions
March 31, 2010

•	Your belief that UPEK has “lost market share and [is] experiencing significant financial losses.”

AuthenTec and UPEK are competitors in the same markets for the same or similar clients.  In the ordinary course of business, AuthenTec maintains detailed, customer-by-customer analyses of market share for various products.  These analyses have indicated that between 2008 and 2009, UPEK lost significant market share with its three largest customers listed in its registration statement on Form S-1, dated July 13, 2007 (the “UPEK S-1”).  The UPEK S-1 also discloses a history of significant net losses, and market share trends and new product developments since that time provide no indication of that trend reversing or moderating.  Accordingly, AuthenTec respectfully submits that it has a reasonable basis for its beliefs as stated above.

•	Your belief that the UPEK proposal is “. . .merely a desperate attempt to save their failing business by using your AuthenTec cash and assets.”

We believe that the extensive history of negotiations between AuthenTec and UPEK, as previously disclosed by UPEK, makes it clear that UPEK’s offer is intended primarily to gain leverage and force AuthenTec to resume negotiations with UPEK.  Additionally, based on the extensive due diligence performed by it, AuthenTec believes that without a substantial injection of additional funds, UPEK will be unable to fund its projected operating losses for the remainder of 2010.  Although UPEK fails to make mention of this fact in its definitive agent designation solicitation statement, the unwillingness of UPEK’s existing investors to fund even a customary level of working capital for UPEK was one of may reasons why AuthenTec and UPEK were unable to reach agreement regarding a negotiated business combination.  Given this extreme level of financial distress and the apparent lack of other financing options for UPEK, the proposed combination with AuthenTec is clearly an attempt by UPEK to salvage its business by combining with a company that is far more stable financially.

•	Your assertion that UPEK’s soliciting materials included “. . .numerous misleading statements . . .” and “. . .material omissions intentionally excluded. . .”

Although UPEK’s attempt to call a special meeting of AuthenTec stockholders is clearly part of a strategy designed to advance the UPEK merger proposal, UPEK has failed to provide AuthenTec stockholders with even the most rudimentary financial information about UPEK, other than bits of incomplete financial information and the implications drawn therefrom provided to AuthenTec stockholders and financial analysts in private conversations held during the entire solicitation process by UPEK.  Without this information, AuthenTec stockholders are unable to make even a threshold determination as to whether a business combination on the terms outlined by UPEK might be viable.  Accordingly, AuthenTec believes that the failure to include any financial information represents the omission of a material fact necessary to make the other statements therein (such as UPEK’s statements regarding the potential benefits of the proposed transaction) not false or misleading.  See Rule 14a-9(a).

Office of Mergers and Acquisitions
March 31, 2010

AuthenTec also vigorously disagrees with the description of the negotiations between AuthenTec and UPEK regarding a potential transaction that is contained in the “Background” section of UPEK’s Solicitation of Agent Designations and omissions of certain material information therefrom.  The UPEK Background section fails to note material adverse developments in UPEK’s business, such as the failure to meet various financial projections and material weaknesses in internal control that were more numerous and severe than AuthenTec had been led to believe, that were the impetus for AuthenTec renegotiating various points.   Additionally, UPEK fails to reference its failure to deliver critical due diligence materials, specifically, new multimillion dollar employment contracts for Mr. Black and Mr. Kramer, until January 6, 2010.  Finally, AuthenTec does not agree with the characterization contained in the Background regarding Mr. Black’s agreement to relocate to Melbourne, FL, where AuthenTec’s headquarters is located.  Mr. Black’s unsolicited offer to move to Melbourne was part of UPEK’s attempt to exploit the parties’ agreement to make Mr. Black the non-executive Chairman of the combined company and assist Mr. Black in his efforts to control the combined company.

Comment

Note that you must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Refer to Rule 14a-9.  In this respect, we note the following statements:

•
that “ . . . it has been nearly three months since the close of UPEK’s fiscal year, which brings into question why UPEK has deliberately withheld its financial information.”  (emphasis added)  Please provide support for this statement or confirm that you will refrain from making similar statements in future soliciting materials.  We note the substance of this statement is repeated elsewhere in your soliciting material.

•	that UPEK is attempting to “mislead AuthenTec’s shareholders.”

As noted above and as representatives of this firm have stressed to you by telephone many times, AuthenTec believes that UPEK’s failure to provide any financial information about itself seriously undermines the ability of AuthenTec stockholders to make an informed decision regarding UPEK’s solicitation.  We do not understand how UPEK can be allowed to discuss with AuthenTec’s shareholders and analysts the terms of UPEK’s proposed stock merger without disclosing UPEK’s financial information.  We respectfully submit that the SEC did not intend the free communications provisions under the Securities Act of 1933 and the proxy rules to be used in this manner – UPEK, as a private company, is making a mockery of the rules and is harming AuthenTec’s investors.

Office of Mergers and Acquisitions
March 31, 2010

UPEK has previously stated that it would publicly provide financial information “in due course after it has completed its audit for its 2009 fiscal year.”1  Almost 90 days have passed since the conclusion of UPEK’s 2009 fiscal year, which is ample time (particularly for a private company) for UPEK and its auditors to complete the 2009 audit.  To the extent there are audit concerns, such as a possible “going concern” qualification, that have caused a delay in completing the audit, then UPEK should at the very least disclose the reason for the delay.  Alternatively, UPEK could provide its 2007 or 2008 audited financial statements or provide 2009 unaudited numbers.  The fact that UPEK has chosen a strategy of NO financial disclosure is indicative of a desire to withhold that information until its release will not adversely affect UPEK’s solicitation.

As previously noted AuthenTec has extensive familiarity with UPEK’s financial condition arising out of AuthenTec’s due diligence regarding UPEK, as well as additional knowledge gained as a participant in the same markets as UPEK.  This gives AuthenTec compelling grounds to believe that UPEK’s 2009 financial statements, when released, will adversely affect stockholder acceptance of UPEK’s solicitation.  Accordingly, the AuthenTec board believes that UPEK has made a tactical decision to withhold ANY financial information from AuthenTec stockholders.

As we noted above, AuthenTec strongly believes that financial information is required to be disclosed under Rule 14a-9(a) and that failure to provide this information is misleading to AuthenTec stockholders.  We urge you to compel UPEK to disclose this information.

AuthenTec respectfully submits that these statements do not “impugn the character, etc. of UPEK” as such terms have been interpreted and applied by the Staff.  AuthenTec does agree that it will continue to refrain from statements that do violate that prohibition.

1 UPEK press release, dated January 29, 2010.  We note that UPEK’s definitive agent designation solicitation statement now states that that audited financial statements will be provided prior to any special meeting of AuthenTec stockholders.  AuthenTec thus is forced to question, at the very least, UPEK’s ability to produce audited financial statements and, at worst, UPEK’s sincerity when it says it intends to publicly disclose its financial statements.

Office of Mergers and Acquisitions
March 31, 2010

*****

The undersigned, on behalf of the Company, and in response to the request contained in the Staff’s letter, hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (404) 881-7758 or my colleagues Dennis Garris or Scott Ortwein at (202) 756-3452 and (404) 881-7936, respectively, if you have any questions or further comments.  Thank you in advance for assistance in this matter.

Sincerely,

/s/ Justin R. Howard

Justin R. Howard

JRH:lca
Enclosures
LEGAL02/31837785v1